UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )

Westport Innovations Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

960908309

(CUSIP Number)

Ryan J. York

Davis Wright Tremaine LLP

1201 Third Avenue, Suite 2200

Seattle, WA 98101

(206) 622-3150

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

October 31, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box.  ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 960908309

1	NAMES OF REPORTING PERSONS Kevin Douglas
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 7,012,328(1)(2)
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 9,848,559(1)(2)(3)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,848,559(1)(2)(3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 15.6% (4)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	Kevin Douglas and his wife, Michelle Douglas, hold 3,514,020 shares jointly as the beneficiaries and co-trustees of the K&M Douglas Trust. In addition, Kevin Douglas and Michelle Douglas are co-trustees of the James Douglas and Jean Douglas Irrevocable Descendants’ Trust which holds 3,445,406 shares.
(2)	Includes 52,902 shares held by the KGD 2012 Trust. Kevin Douglas, as the settlor of the KGD 2012 Trust, has the right to substitute property of equivalent value in return for the shares held by the KGD 2012 Trust and may be deemed to have shared voting and dispositive power over the shares held by the KGD 2012 Trust.
(3)	Kevin Douglas also has dispositive power with respect to 1,036,846 shares held by James E Douglas, III and 1,799,385 shares held by the Douglas Family Trust.
(4)	Based on 63,126,693 shares of the Issuer’s common stock outstanding as of June 30, 2014, as reported on the Issuer’s consolidated balance sheet for the period ended June 30, 2014 filed as exhibit 99.2 to the Issuer’s Form 6-K, filed with the Securities and Exchange Commission (the “SEC”) on August 1, 2014.

CUSIP No. 960908309

1	NAMES OF REPORTING PERSONS Michelle Douglas
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 7,012,328(1)(2)
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 7,012,328(1)(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,012,328(1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 11.1% (3)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	Kevin Douglas and his wife, Michelle Douglas, hold 3,514,020 shares jointly as the beneficiaries and co-trustees of the K&M Douglas Trust. In addition, Kevin Douglas and Michelle Douglas are co-trustees of the James Douglas and Jean Douglas Irrevocable Descendants’ Trust which holds 3,445,406 shares.
(2)	Includes 52,902 shares held by the MMD 2012 Trust. Michelle Douglas, as the settlor of the MMD 2012 Trust, has the right to substitute property of equivalent value in return for the shares held by the MMD 2012 Trust and may be deemed to have shared voting and dispositive power over the shares held by the MMD 2012 Trust.
(3)	Based on 63,126,693 shares of the Issuer’s common stock outstanding as of June 30, 2014, as reported on the Issuer’s consolidated balance sheet for the period ended June 30, 2014 filed as exhibit 99.2 to the Issuer’s Form 6-K, filed with the SEC on August 1, 2014.

CUSIP No. 960908309

1	NAMES OF REPORTING PERSONS James E. Douglas, III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 1,036,846
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 1,036,846 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,036,846 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 1.6% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	Kevin Douglas shares dispositive power with respect to 1,036,846 shares held by James E. Douglas, III.
(2)	Based on 63,126,693 shares of the Issuer’s common stock outstanding as of June 30, 2014, as reported on the Issuer’s consolidated balance sheet for the period ended June 30, 2014 filed as exhibit 99.2 to the Issuer’s Form 6-K, filed with the SEC on August 1, 2014.

CUSIP No. 960908309

1	NAMES OF REPORTING PERSONS K&M Douglas Trust (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 3,514,020 (2)
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 3,514,020 (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,514,020 (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 5.6% (3)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	Kevin Douglas and Michelle Douglas, husband and wife, are beneficiaries and co-trustees.
(2)	Kevin Douglas and his wife, Michelle Douglas, hold 3,514,020 shares jointly as the beneficiaries of the K&M Douglas Trust.
(3)	Based on 63,126,693 shares of the Issuer’s common stock outstanding as of June 30, 2014, as reported on the Issuer’s consolidated balance sheet for the period ended June 30, 2014 filed as exhibit 99.2 to the Issuer’s Form 6-K, filed with the SEC on August 1, 2014.

CUSIP No. 960908309

1	NAMES OF REPORTING PERSONS James Douglas and Jean Douglas Irrevocable Descendants’ Trust (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 3,445,406
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 3,445,406
	10	SHARED DISPOSITIVE POWER: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,445,406
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 5.5% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	Kevin Douglas and Michelle Douglas, husband and wife, are co-trustees.
(2)	Based on 63,126,693 shares of the Issuer’s common stock outstanding as of June 30, 2014, as reported on the Issuer’s consolidated balance sheet for the period ended June 30, 2014 filed as exhibit 99.2 to the Issuer’s Form 6-K, filed with the SEC on August 1, 2014.

CUSIP No. 960908309

1	NAMES OF REPORTING PERSONS Douglas Family Trust (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 1,799,385
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 1,799,385 (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,799,385 (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 2.9% (3)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	James E. Douglas Jr. and Jean A Douglas, husband and wife, are co-trustees.
(2)	Kevin Douglas also has dispositive power with respect to 1,799,385 shares held by the Douglas Family Trust.
(3)	Based on 63,126,693 shares of the Issuer’s common stock outstanding as of June 30, 2014, as reported on the Issuer’s consolidated balance sheet for the period ended June 30, 2014 filed as exhibit 99.2 to the Issuer’s Form 6-K, filed with the SEC on August 1, 2014.

Schedule 13D

ITEM 1.	SECURITY AND ISSUER

This statement relates to shares of Common Stock (the “Common Stock”) of Westport Innovations Inc. (the “Issuer”) The principal executive office of the Issuer is located at Suite 101, 1750 West 75th Avenue, Vancouver, British Columbia, Canada V6P 6G2.

ITEM 2.	IDENTITY AND BACKGROUND

The persons filing this statement and the persons enumerated in Instruction C of Schedule 13D and, where applicable, their respective places of organization, general partners, directors, executive officers and controlling persons, and the information regarding them are as follows:

(a)	Kevin Douglas, Michelle Douglas, James E. Douglas, III, K&M Douglas Trust, James Douglas and Jean Douglas Irrevocable Descendants’ Trust and Douglas Family Trust (collectively, the “Filers”).

(b)	The business address of the Filers is:

125 E. Sir Francis Drake Blvd., Suite 400, Larkspur, CA 94939.

(c)	Present principal occupation or employment of the Filers and the name, principal business and address of any corporation or other organization in which such employment is conducted:

Kevin Douglas is an active securities and commodities investor and is employed by Douglas Telecommunications, Inc., which has the same business address as the Filers. Michelle Douglas participates in nonprofit fund raising and in assisting Kevin Douglas in his investment activities. James E. Douglas, III is a high school teacher and has the same business address as the Filers.

(d)	During the last five years, none of the Filers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, none of the Filers was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	U.S.A.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Filers purchased an aggregate of 10,472,867 shares of Common Stock for a total consideration (including brokerage commissions) of $203,021,603 derived from the personal funds of the Filers. The Filers have not purchased any Common Stock with borrowed funds.

ITEM 4.	PURPOSE OF TRANSACTION

The Filers acquired their shares of Common Stock for investment purposes because they believed the Common Stock represented an attractive investment.

Representatives of the Issuer recently solicited Kevin Douglas’ views regarding certain matters including the Issuer’s management and strategic direction. The Filers filed this Schedule 13D to permit free communication between the Issuer and Kevin Douglas on this and other topics.

Prior to the date hereof, the Filers had on file with the Securities and Exchange Commission a Schedule 13G with respect to their beneficial ownership of Common Stock, initially filed with the SEC on January 7, 2010. Although the Filers do not believe that Kevin Douglas providing his views or engaging in communications as described above would constitute activities that have the purpose or effect of changing or influencing control of the Issuer, the Filers are filing this Schedule 13D in order to remove any possible impediment to providing such views or engaging in such communications.

In addition to the foregoing matters, the Filers intend to review their holdings in the Issuer on a continuing basis. Depending upon, among other things, current and anticipated future trading prices for the Issuer’s securities, the financial condition, results of operations and prospects of the Issuer and its businesses, general economic, market and industry conditions, and the Filers’ overall investment portfolio, strategic objectives and financial condition, the Filers may from time to time consider a number of possible strategies intended to enhance the value of their investment in the Issuer, enhance the value of the Issuer’s assets or enhance the value of the Filers’ assets through the involvement of the Issuer, or other extraordinary matters relating to the Issuer, including, among other things: (i) continued ownership of the Issuer’s equity currently beneficially owned by the Filers; (ii) acquiring additional interests in or disposing of some or all of its interests in the Issuer in the open market, in privately negotiated transactions or otherwise; (iii) a sale or transfer of a material amount of assets of the Issuer and/or any of its affiliates; (iv) proposing or seeking to change or take control of the Issuer, including but not limited to through solicitation of proxies to elect the nominees of the Filers’ affiliates to the Board of Directors of the Issuer, changing the Issuer’s charter or by-laws, or otherwise effecting an extraordinary corporate transaction such as a spin-off, acquisition, merger, tender offer, exchange offer, recapitalization, reorganization or liquidation involving the Issuer or any of its subsidiaries and/or affiliates or assets; or (v) proposing or effecting any other transaction or matter that would constitute or result in any of the transactions, matters or effects enumerated in Item 4(a)-(j) of Schedule 13D.

There can be no assurance that the Filers will pursue any of the matters set forth above. Moreover, there can be no assurance that the Filers will or will not develop any alternative plan or proposal with respect to any of the foregoing matters or take any particular action or actions with respect to some or all of their holdings in the Issuer, or as to the timing of any such matters should they be so pursued by the Filers. The Filers reserve the right, at any time and in each Filer’s sole discretion, to take or refrain from taking any of the actions set forth above.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

The beneficial ownership of the Common Stock by each Filer at the date hereof is reflected on that Filer’s cover page.

There were no transactions effected by the Filers in the Common Stock within the past sixty (60) days.

ITEM 6.	CONTRACTS, AGREEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Other than the relationships mentioned above and except for the Joint Filing Agreement, dated October 31, 2014, filed as an exhibit to this Schedule 13D, to the knowledge of the Filers, none of the Filers is party to any other contracts, arrangements, understandings or relationships with respect to any securities of the Issuer, including but not limited to the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.	MATERIALS TO BE FILED AS EXHIBITS

7.1	Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G, dated October 31, 2014.

7.2	Limited Power of Attorney, dated January 6, 2010 (incorporated by reference to Exhibit A to the Filers Schedule 13G, filed with the Securities and Exchange Commission on January 7, 2010).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 31, 2014	*Kevin Douglas
KEVIN DOUGLAS

Date: October 31, 2014	*Michelle Douglas
MICHELLE DOUGLAS

Date: October 31, 2014	*James E. Douglas, III
JAMES E. DOUGLAS, III

K&M DOUGLAS TRUST

Date: October 31, 2014	*Kevin Douglas
	By:	Kevin Douglas
	Title:	Trustee

Date: October 31, 2014	*Michelle Douglas
	By:	Michelle Douglas
	Title:	Trustee

JAMES DOUGLAS AND JEAN DOUGLAS
IRREVOCABLE DESCENDANTS’ TRUST

Date: October 31, 2014	*Kevin Douglas
	By:	Kevin Douglas
	Title:	Trustee

Date: October 31, 2014	*Michelle Douglas
	By:	Michelle Douglas
	Title:	Trustee

DOUGLAS FAMILY TRUST

Date: October 31, 2014	*James E. Douglas, Jr.
	By:	James E. Douglas, Jr.
	Title:	Trustee

Date: October 31, 2014	*Jean A. Douglas
	By:	Jean A. Douglas
	Title:	Trustee

*Eileen Wheatman

/s/ Eileen Wheatman
By: Eileen Wheatman
Attorney-in-Fact